[Letterhead of Sutherland Asbill & Brennan LLP]

May 2, 2013

VIA EDGAR

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Full Circle Capital Corporation
Registration Statement on Form N-2 filed May 2, 2013

Dear Mr. Rupert:

On behalf of Full Circle Capital Corporation (the “Company”), we hereby respectfully request that (the ‘‘Staff’') of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on May 2, 2013 (the “Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s shelf registration statement on Form N-2 (File No. 333-187207) (the “Shelf Registration Statement”), initially filed with the Commission on March 12, 2013, as revised to respond to the Staff’s comments thereto, except for (i) the omission of information regarding the offering by the Company from time to time of common stock, preferred stock, subscription rights to purchase shares of common stock and warrants to purchase shares of common stock, shares of preferred stock or debt securities, and the general terms and manner of such securities and potential offerings, (ii) removal of related disclosure pertaining to potential delayed offerings pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), and (iii) the addition of specific disclosure relating to the Company’s proposed offering of the debt securities in accordance with Rule 430A under the Securities Act pursuant to the Registration Statement.

* * *

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, or the undersigned at (202) 383-0515.

Sincerely,

/s/ John J. Mahon
John J. Mahon

cc: Steven B. Boehm